Mail Stop 4561

August 5, 2008

Via Facsimile 353 1 6185 061 and U.S. Mail

Paul Egan
Chief Executive Officer and President
FreeStar Technology Corporation
31 Mespil Road
Ballsbridge
Dublin 4, Ireland

> **Re:** **FreeStar Technology Corporation**
> **Amd. No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed August 1, 2008**
> **File No. 000-28749**

Dear Mr. Egan:

We have completed our review of your revised filing and have no further comments at this time.

Sincerely,

David L. Orlic
Special Counsel